Filed by Alleghany Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed Pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Transatlantic Holdings, Inc.

Commission File No.: 1-10545

The following article was published by Business Insurance on November 27, 2011:

What makes Transatlantic an attractive acquisition for Alleghany

Posted On: Nov. 27, 2011 6:00 AM CST

Alleghany Corp. emerged last week as the winner in a monthslong, multisided bidding war for Transatlantic Holdings Inc. Senior Editor Mark A. Hofmann spoke with Alleghany President and CEO Weston M. Hicks and Joseph P. Brandon, who will serve as president of Alleghany Insurance Holdings L.L.C., as well as executive vp of Alleghany and chairman of Transatlantic's board, about the acquisition.

Q: What made Transatlantic such an attractive acquisition?

Mr. Hicks: Alleghany has a long history of accumulating a war chest that can be used opportunistically for acquisitions that we believe are complementary to what we know and understand in our existing businesses. We have three subsidiaries in the insurance industry. We were familiar with Transatlantic. I was aware of what a really unique franchise it was. When the opportunity emerged for us to get involved and make a competitive offer, we thought it was something we wanted to do.

It will give us a better spread of risk both in terms of type of risk, property vs. liability. It gives us more international exposure that we can build on and probably most importantly, the company shares many of the same values that our other subsidiaries share, which is a focus on underwriting excellence and really dedicated people who are proud of what they do and are very good at what they do.

Q: Will the change in ownership change the way that Transatlantic operates in the sense of entering new lines of business or exiting some?

Mr. Hicks: I would be surprised if there were any significant changes in the near term. Obviously, new challenges will emerge and new opportunities will emerge. As the owner of the company, we would hope to have some input into those decisions, but our operating philosophy is to make sure that we have engaged and focused management in our subsidiaries to make those decisions in consultation with Alleghany.

Mr. Brandon: I think it's fair to say there are no planned changes. Hopefully, Transatlantic will continue to stay well-positioned to take advantage of any opportunities that the market presents. All we ask of them is that they continue to be disciplined underwriters that have produced the underwriting track record that they have in the last decade.

Q: Do you see any place in particular where opportunities are likely to arise?

Mr. Hicks: Clearly, in the near term we would expect that the consequences of the fairly unprecedented cat loss activity this year, that there will be a price response in the reinsurance industry and that will create some opportunities for Transatlantic. The other factor that enters our thinking is as we look at how Transatlantic's spread of risk interacts with the spread of risks of our own subsidiaries, there may be some tweaking that would make sense post-closing, but it's very early in the process for us to make definitive statements like that.

Mr. Brandon: Over the course of the last 10 years, there's been a lot of consolidation in the primary part of the industry. Therefore, it's important that reinsurers who are larger and have a greater capital bases and a better spread of business are more likely to be successful than those who don't. It is going to be very difficult for smaller stand-alone reinsurers to be successful in their own right. We think Transatlantic can be more successful with Alleghany.

Q: So you see more M&A activity in the reinsurance sector?

Mr. Brandon: I think over time, the reinsurance industry will continue to consolidate. Transatlantic is just a continuation of the longer-term trend of reinsurers to become larger and consolidation in the reinsurance sector is likely to continue.

Q: Where do you see Transatlantic five years from now?

Mr. Hicks: Larger and even more successful.

Cautionary Note Regarding Forward-Looking Statements

In addition to historical information, this document contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended. These forward-looking statements, which are based on current expectations, estimates and projections about the industry and markets in which Alleghany and Transatlantic operate and beliefs of and assumptions made by Alleghany and management and Transatlantic management, involve uncertainties that could significantly affect the financial results of Alleghany or Transatlantic or the combined company. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” variations of such words and similar expressions are intended to identify such forward-looking statements, which generally are not historical in nature. Such forward-looking statements include, but are not limited to, statements about the benefits of the transaction involving Alleghany and Transatlantic, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions. All statements that address operating performance, events or developments that we expect or anticipate will occur in the future – including statements relating to creating value for stockholders, increasing capital and investments, achieving diversification and returns with minimal integration risk, maintaining financial ratings, integrating our companies, providing stockholders with a more attractive currency, and the expected timetable for completing the proposed transaction – are forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Although we believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be attained and therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. For example, these forward-looking statements could be affected by factors including, without limitation, risks associated with the ability to consummate the merger and the timing of the closing of the merger; the ability to successfully integrate the our operations and employees; the ability to realize anticipated benefits and synergies of the transaction; the potential impact of announcement of the transaction or consummation of the transaction on relationships, including with employees, credit rating agencies, customers and competitors; the ability to retain key personnel; the ability to achieve targets for investment returns, revenues, and book value per share; risks that the consent solicitation commenced by Validus Holdings, Ltd. disrupt current plans and operation; changes in financial markets, interest rates and foreign currency exchange rates; greater frequency or severity of unpredictable catastrophic events; negative rating agency actions; the adequacy of each party’s loss reserves; the cyclicalnature of the property and casualty insurance industry; and those additional risks and factors discussed in reports filed with the Securities and Exchange Commission (“SEC”) by Alleghany and Transatlantic from time to time, including those discussed under the heading “Risk Factors” in their respective most recently filed reports on Form 10-K and 10-Q. Neither Allehany nor Transatlantic undertakes any duty to update any forward-looking statements contained in this document.

Additional Information about the Proposed Transaction and Where to Find It

In connection with the proposed transaction, Alleghany intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Alleghany and Transatlantic that also constitutes a prospectus of Alleghany. Transatlantic and Alleghany also plan to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the joint proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by Alleghany and Transatlantic with the SEC at the SEC’s website at www.sec.gov. You may also obtain these documents by contacting Transatlantic’s Investor Relations department at Transatlantic Holdings, Inc., 80 Pine Street, New York, New York 10005 or via e-mail at investor_relations@transre.com; or by contacting Alleghany at Alleghany Corporation, 7 Times Square Tower, New York, New York 10036.

Alleghany and Transatlantic and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about Alleghany’s directors and executive officers is available in Alleghany’s proxy statement dated March 17, 2011 for its 2011 Annual Meeting of Stockholders. Information about Transatlantic’s directors and executive officers is available in Transatlantic’s proxy statement dated April 8, 2011 for its 2011 Annual Meeting of Stockholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the merger when they become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Alleghany or Transatlantic using the sources indicated above.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information about the Validus Consent Solicitation

On November 3, 2011, Validus filed an amended preliminary consent solicitation statement with the SEC relating to Validus’s proposals to, among other things, remove seven of Transatlantic’s directors and nominate three new directors to the Transatlantic Board. Transatlantic has filed with the SEC a preliminary consent revocation statement on Schedule 14A (the “Preliminary Revocation Statement”) in connection with Validus’s solicitation of written consents. Investors and security holders are urged to read the Preliminary Revocation Statement and Transatlantic’s definitive consent revocation statement, when it is available, because they contain important information. Investors can get the Preliminary Revocation Statement, the definitive revocation statement, when it is available, and any other relevant documents for free at the SEC’s website (www.sec.gov). You may also obtain these documents for free by contacting Transatlantic’s Investor Relations department at Transatlantic Holdings, Inc., 80 Pine Street, New York, New York 10005, or via e-mail at investor_relations@transre.com.

Transatlantic, Alleghany and their respective directors and executive officers may be deemed to be participants in a solicitation of Transatlantic’s stockholders in connection with the Validus consent solicitation. Information about Transatlantic’s directors and executive officers, and a description of their direct or indirect interests, by security holdings or otherwise, is available in Transatlantic’s Preliminary Revocation Statement, which was filed with the SEC on September 20, 2011. Information about Alleghany’s directors and executive officers is available in Alleghany’s proxy statement dated March 17, 2011 for its 2011 Annual Meeting of Stockholders.